Valley Forge Fund, Inc.

3741 Worthington Road

Collegeville, PA 19426-3431

1-855-833-6359

December 14, 2013

CHAD ESKILDSEN

Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting

100 F Street N.E.
Washington DC 20549

Mr. Eskildsen,

     This letter is being provided in response to the Securities and Exchange Commission (SEC) telephone call by Mr. Chad Eskildsen and Mr. Ed Bartz on 11/19/2013 related to the recent items generated as a result of the three-year Financial Review of the Valley Forge Fund, Inc. (the Fund) in accordance with the Sarbanes-Oxley Act of 2002. This letter includes the SEC’s Findings, Questions, Comments, and Suggestions and the Fund’s Responses to those items. Central to the SEC’s call was the assurance that the Fund’s documentation accurately reflects the present Advisory Agreement; specifically that the Net Fee of 0.75% is the product of a Gross Fee of 1.0% and a Waiver of 0.25% of the Monthly Fund’s Total Asset Value. The specific items associated with this call are covered below:

Item A -  N-1A

SEC: The N-1A should reflect the Gross Fee, any Waivers, and the Net Fee.

Fund’s Response: All future N-1As will reflect the Gross Fee, Waiver, Net Fee, and any changes thereto.

Item B -  Prospectus

SEC:

1. The Fee Table should reflect the Gross Fee, any Waivers, and the Net Fee.

2. The text should clearly show that Boyle Capital Management, LLC is the sole Fund Adviser.

Fund’s Response:

1. All future Prospectus Fee Tables will reflect the Gross Fee, Waiver, Net Fee, and any changes thereto.

2. All future Prospectuses will reflect Boyle Capital Management, LLC as the sole Adviser and any changes thereto.

Item C -  Form 45A

SEC: The Fund may want to consider filing a Form 485A that captures all the ‘Material Changes’ related to their phone call.

Fund’s Response:  The Fund will file an updated Form 485A after the 2013 Financials have been finalized.

Item D -  Semi-Annual Report

SEC:

1. The Semi-Annual Report should reflect the Gross Fee of 1.0%, a Waiver of 0.25%, and a Net fee of 0.75%.

2. The latest Semi-Annual Report should be posted on the Fund’s Web Site.

Fund’s Response:

1. All future Semi-Annual Reports will reflect the Gross Fee, Waiver, Net Fee, and any changes thereto.

2. The latest Semi-Annual Report has been posted.

Item E - Fidelity Bond

SEC: The latest Fidelity Bond Filing (4017G) had not been filed on EDGAR for 2013.

Fund’s Response: The 2013 Fidelity Bond Filing has been filed.

Respectfully submitted,

Donald A. Peterson

President, Valley Forge Fund, Inc.